SEC 1473 (7-97)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

Form 3			OMB APPROVAL OMB Number: 3235-0104 Expires: October 31, 2001 Estimated average burden hours per response 0.5

(Print or Type Responses)
1 .Name and Address of Reporting Person* Gary Kennedy, TTEE, Kennedy Family Charitable Remainder UniTrust dated 10/31/00	2. Date of Event Requiring Statement (Month/Day/Year) January 23, 2002 _________________________ 3. IRS Identification Number of Reporting Person, if an entity (voluntary)	4. Issuer Name and Ticker or Trading Symbol Gadzoox Networks, Inc. ZOOX
(Last) (First) (Middle) 15155 Alondra Lane	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director _XX___10% Owner ______Officer (give ______Other (specify title below) below) ____________________________	6. If Amendment, Date of Original (month/Day/Year)
(Street) Saratoga, CA 95070		7. Individual or Joint/Group Filing (Check Applicable Line) __ Form filed by One Reporting Person XX Form filed by More than One Reporting Person
(City) (State) (Zip)
Table I Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	6,287,300	D & I	See Note 1

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Inst. 5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

1. These securities are owned directly by the Kennedy Family Charitable Remainder UniTrust dated 10/31/00 and the Kennedy Family Revocable Trust dated 10/27/99 (the "Trusts"). Mr. Kennedy is the Trustee and a beneficiary of the Trusts. Mr. Kennedy and the Trusts disclaim membership in a group with any other person not reporting hereon within the meaning of Rule 13d-5(b)(i) and Rule 16a-1(a)(1) under the Exchange Act.
Dated: January 30, 2002
Gary Kennedy TTEE Kennedy Family Charitable Remainder Unitrust dated 10/31/00 By: Gary Kennedy Trustee	Gary Kennedy TTEE Kennedy Family Revocable Trust dated 10/27/99 By: Gary Kennedy Trustee